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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of August 2019

Commission File Number: 001-15102

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Embraer S.A.

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Av. Brigadeiro Faria Lima, 2170

12227-901 São José dos Campos, São Paulo, Brazil

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Embraer and SkyWest, Inc. Sign Contract for Seven E175 Jets

São José dos Campos, Brazil, August 7th, 2019 – Embraer announced today that it has signed a contract with SkyWest, Inc. (NASDAQ: SKYW) for a firm order of seven E175 jets in a 70-seat configuration. SkyWest will operate the aircraft for Delta. The order has a value of USD 340 million, based on 2019 list prices, and was already included in Embraer’s 2019 second-quarter backlog as customer “undisclosed.” Deliveries are expected to begin in the fourth quarter of 2019.

“Since 2013, SkyWest has purchased more than 160 E175s, including these seven, in order to expand their large fleet of Embraer aircraft,” said Charlie Hillis, Vice President, Sales & Marketing, North America, Embraer Commercial Aviation. “This latest order is one more milestone in our partnership. It’s been a privilege to work with SkyWest for over 30 years and we are looking forward to many more.”

“Having a longtime partner like Embraer, who understands us and our business, has allowed us to enhance our fleet mix and ensure efficiency and agility in our network,” said SkyWest Chief Executive Officer and President Chip Childs. “The E175 continues to perform very well and is an important part of our growing fleet.”

SkyWest, Inc. is the premier regional airline company and the holding company of SkyWest Airlines. As early customers for the Embraer EMB 120 Brasilia turboprop aircraft, SkyWest has a long history with Embraer.

Embraer is the world’s leading manufacturer of commercial aircraft up to 150 seats with more than 100 customers from all over the world. For the E-Jets program alone, Embraer has logged more than 1,800 orders and 1,500 aircraft have been delivered. Today, E-Jets are flying in the fleet of 80 customers in 50 countries. The versatile 70 to 150-seat family is flying with low-cost airlines as well as with regional and mainline carriers.

Follow us on Twitter: @Embraer

About SkyWest, Inc.

SkyWest, Inc. is the holding company for SkyWest Airlines and SkyWest Leasing, an aircraft leasing company. SkyWest Airlines has a fleet of nearly 500 aircraft connecting millions of passengers each month to over 250 destinations and provides commercial air service in cities throughout North America with nearly 2,500 daily flights. SkyWest Airlines operates through partnerships with United Airlines, Delta Air Lines, American Airlines and Alaska Airlines to carry more than 38 million passengers annually. Based in St. George, Utah, SkyWest continues to set the standard for excellence across the regional industry with exceptional value for customers, shareholders and its more than 13,000 employees.

PRESS OFFICES

Headquarters (Brazil)

North America

Europe, Middle East and Africa

China

Asia Pacific

Corporate Communications embraer@idealhks.com Cell: +55 12 98890 7777 Tel.: +55 11 4873 7984	Alyssa Ten Eyck ayeck@embraer.com Cell: +1 954 383 0460 Tel.: +1 954 359 3847	Guy Douglas guy.douglas@nl.embraer.com Cell: +31 (0)657120121 Tell: +31 (0)202158109	Mirage Zhong mirage.zhong@bjs.embraer.com Cell: +86 185 1378 5180 Tel.: +86 10 6598 9988	Nilma Missir-Boissac nilma.boissac@sin.embraer.com Cell: +65 9012 8428 Tel.: +65 6305 9955

About Embraer

A global aerospace company headquartered in Brazil, Embraer celebrates its 50th anniversary with businesses in Commercial and Executive aviation, Defense & Security and Agricultural Aviation. The company designs, develops, manufactures and markets aircraft and systems, providing Services & Support to customers after-sales.

Since it was founded in 1969, Embraer has delivered more than 8,000 aircraft. On average, about every 10 seconds an aircraft manufactured by Embraer takes off somewhere in the world, transporting over 145 million passengers a year.

Embraer is the leading manufacturer of commercial jets up to 150 seats and the main exporter of high value-added goods in Brazil. The company maintains industrial units, offices, service and parts distribution centers, among other activities, across the Americas, Africa, Asia and Europe.

PRESS OFFICES

Headquarters (Brazil)

North America

Europe, Middle East and Africa

China

Asia Pacific

Corporate Communications embraer@idealhks.com Cell: +55 12 98890 7777 Tel.: +55 11 4873 7984	Alyssa Ten Eyck ayeck@embraer.com Cell: +1 954 383 0460 Tel.: +1 954 359 3847	Guy Douglas guy.douglas@nl.embraer.com Cell: +31 (0)657120121 Tell: +31 (0)202158109	Mirage Zhong mirage.zhong@bjs.embraer.com Cell: +86 185 1378 5180 Tel.: +86 10 6598 9988	Nilma Missir-Boissac nilma.boissac@sin.embraer.com Cell: +65 9012 8428 Tel.: +65 6305 9955

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 7, 2019

Embraer S.A.

By:	/s/ Nelson Krahenbuhl Salgado
	Name:	Nelson Krahenbuhl Salgado
	Title:	Chief Financial and Investor Relations Officer